MAR VENTURES INC.
                            1675 Broadway, Suite 1150
                             Denver, Colorado 80202
                                 (303) 825-3748







                                 August 19, 1997


To the Mar Ventures Inc. Stockholders:

     We are happy to inform you that Mar Ventures Inc. (the "Company") has acquired 100 percent of PYR Energy, LLC ("PYR"), which is involved in oil and gas exploration and development. This transaction is described in the enclosed Notice Of Designation Of Directors which is required by the rules and regulations of the Securities And Exchange Commission. Also enclosed is a copy of the Company's news release dated August 7, 1997 that describes the transaction with PYR.

     We particularly look forward to the involvement of the new directors and anticipate that it is an extremely positive step forward in the Company's development.

                                              Very truly yours,

                                              MAR VENTURES INC.


                                              By: /s/  D. SCOTT SINGDAHLSEN
                                                 -------------------------------
                                                   D. Scott Singdahlsen
                                                   President



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



                                MAR VENTURES INC.
                            1675 Broadway, Suite 1150
                             Denver, Colorado 80202
                                 (303) 825-3748

                       NOTICE OF DESIGNATION OF DIRECTORS

     Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, notice is hereby given to all holders of record of the $.001 par value common stock of Mar Ventures Inc. (the "Company") that pursuant to the terms of Purchase And Sale Agreements between the Company and each of the members of PYR Energy, LLC (the "Agreements"), three individuals have been elected to the Board of Directors (the "Board") of the Company and the three persons who served on the Board prior to the consummation of the Agreements have resigned. Additional information concerning this transaction is set forth below under "Certain Relationships and Related Transactions". This Notice includes certain information concerning the Agreements and the new members of the Board.

Directors and Executive Officers
--------------------------------

     The directors and executive officers of the Company, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table. Each director set forth below will serve for a term that will expire at the next annual meeting of stockholders of the Company. Additional information concerning each of these individuals follows the table.



        Name                    Age          Position with the Company         Director Since
        ----                    ---          -------------------------         --------------

D. Scott Singdahlsen             39      Chief Executive Officer,                   1997
                                         President, and Chairman
                                         of the Board

Gregory B. Barnett               36      Director                                   1997

Keith F. Carney                  41      Director                                   1997

Robert B. Suydam                 59      Secretary                                   ---

Andrew P. Calerich               33      Chief Financial Officer                     ---


     D. Scott Singdahlsen has been the Chief Executive Officer, President and Chairman of the Board of the Company since August 1997. Since October 1996, Mr. Singdahlsen has been the General Manager of PYR Energy, LLC ("PYR"), a Denver based independent oil and gas exploration company that was acquired by the Company pursuant to the Agreements. See below, "Certain Relationships and Related Transactions". From July 1992 until September 1996, Mr. Singdahlsen served variously as President and Vice President of Interactive Earth Sciences Corporation, a 3D seismic consulting firm in the oil and gas industry. Mr. Singdahlsen received a B.A. Degree in Geology from Hamilton College in New York in 1981, and a M.S. Degree in Geology from Montana State in 1986.



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


     Gregory B. Barnett has been a director of the Company since August 1997. Since February 1994, Mr. Barnett has been the president of Denver based EnerCOM Incorporated, a firm with emphasis in financial communications for several industries, including oil and gas. From April 1993 until February 1994, Mr. Barnett served as Director of Investor Relations of Gerrity Oil Corporation. From April 1988 until April 1993, Mr. Barnett served as Director of Investor Relations of Maxus Energy Corporation. Mr. Barnett received a Bachelor of Busines Administration Degree in Marketing from the University of Texas at Arlington in 1989.

     Keith F. Carney has been a director of the Company since August 1997. Since July 1996, Mr. Carney has been the Chief Financial Officer of Cheniere Energy, Inc., a Houston based exploration company traded on the NASDAQ SmallCap under the symbol CHEX. From July 1992 until April 1996, Mr. Carney was a Securities Analyst with Smith Barney. Mr. Carney received a Bachelor of Science Degree in Geology and a Master of Science Degree in Geology from Lehigh University, Bethlehem, Pennsylvania, in 1978 and 1981, respectively.

     Robert B. Suydam has been the Secretary of the Company since August 1997. Since May 1996, Mr. Suydam has been the Vice President Geology of PYR. From July 1994 until December 1995, Mr. Suydam served as Senior Geologist of Snyder Oil Corporation. From March 1992 until July 1994, Mr. Suydam served as Senior Geologist of Gerrity Oil & Gas Corporation. Mr. Suydam received a Bachelor of Science Degree in Geology and a Master of Arts Degree in Geology from the University of Wyoming in 1961 and 1963, respectively.

     Andrew P. Calerich has been the Chief Financial Officer of the Company since August 1997. From June 1993 until August 1997, Mr. Calerich was a business consultant specializing in internal accounting system controls and efficiencies, management reporting systems, and budgeting. From May 1990 until June 1993, Mr. Calerich served as Corporate Controller for Tipperary Corporation, a company engaged in the business of exploring for, developing and producing crude oil and natural gas. Mr. Calerich is a Certified Public Accountant. Mr. Calerich received a Bachelor of Science Degree in each of Accounting and Business Administration from Regis College in Denver, Colorado in 1986.

Committees and Meetings
-----------------------

     The Board formed a Compensation Committee in August 1997. There is not an audit committee, a nominating committee, or other committee performing similar functions. The Compensation Committee has the authority to establish policies concerning compensation and employee benefits for employees of the Company. The Compensation Committee reviews and makes recommendations concerning the Company's compensation policies and the implementation of those policies and determines compensation and benefits for executive officers. The Compensation Committee currently consists of Messrs. Barnett and Carney.

     During the fiscal year ended August 31, 1996 the Board consisted solely of Buddy Young, a former director of the Company. During fiscal 1996, the functions of the Board were effected by written consents by the sole director of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance
-------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and holders of more than 10% of the Company's common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. The Company did not receive any reports required by Section 16(a) with respect to the fiscal year ended August 31, 1996 because the Company's directors, executive officers and holders of more than 10% of the Company's common stock were not subject to Section 16(a) during that fiscal year.

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


Summary Compensation Table
--------------------------

     The following table sets forth in summary form the compensation paid to the Company's former President during the period from the Company's inception on July 2, 1996 until its fiscal year ended August 31, 1996. No employee of the Company received total salary and bonus exceeding $100,000 during the fiscal year ended August 31, 1996.



                                           Annual Compensation

  Name and Principal Position          Fiscal Year Ended August 31,           Annual Compensation ($)
  ---------------------------          ----------------------------           -----------------------

   Buddy Young, President                          1996                              14,000 (1)


(1) Mr. Young was paid a consulting fee amounting to $14,000 during the fiscal year ended August 31, 1996.

Voting Securities and Principal Holders Thereof
-----------------------------------------------

     As of August 8, 1997, there were 9,154,804 shares of the Company's $.001 par value common stock (the "Common Stock") outstanding. The following table sets forth certain information as of August 8, 1997, with respect to the beneficial ownership of the Company's Common Stock by each director, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than 5% of the Company's Common
Stock:


Name and Address of                       Number of Shares                Percentage of
Beneficial Owner                          Beneficially Owned (1)          Shares Outstanding
----------------                          ----------------------          ------------------

D. Scott Singdahlsen                      2,000,000                          21.8%
1675 Broadway, Suite 1150
Denver, Colorado 80202

Robert B. Suydam                          1,300,000(2)                       14.2%
1675 Broadway, Suite 1150
Denver, Colorado 80202

Gregory B. Barnett                        200,000                            2.2%
1675 Broadway, Suite 1150
Denver, Colorado 80202

Keith F. Carney                           200,000 (3)                        2.2%
915 Bay Oaks Road
Houston, Texas 77008


All Officers and Directors                3,700,000                          40.0%
 as a group (five persons)

PinOak Inc.                               1,300,000 (2)                      14.2%
5037 South Oak Court
Littleton, Colorado 80127

Bernard Young and Rebecca Young           556,998(4)                         6.1%
as trustees for the Young Family
Trust dated October 1992
5269 Amestoy Avenue
Encino, California 91316


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


(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) The shares shown for Mr. Suydam are owned of record by PinOak Inc. ("PinOak"). These shares are included twice in the table. They are listed as being held beneficially by both PinOak and Mr. Suydam. PinOak is owned by Mr. Suydam's wife and Mr. Suydam is the President of PinOak.

(3) The number of shares indicated includes 100,000 shares underlying warrants currently exercisable.

(4) The number of shares indicated does not include 60,000 shares owned by Mr. and Mrs. Young and an aggregate of 16,917 additional shares held by the son and daughter of Mr. and Mrs. Young and their spouses for themselves and as custodians for their children. Mr. and Mrs. Young disclaim beneficial ownership of shares held by their children and the children's spouses pursuant to Rule 16a-1(a)(4).

Certain Relationships and Relation Transactions
-----------------------------------------------

     Pursuant to the Agreements, the Company purchased all the interest in PYR in exchange for 4,000,000 shares of the Company's Common Stock on August 6, 1997, which resulted in PYR's becoming a wholly owned subsidiary of the Company. Mr. Singdahlsen received 2,000,000 shares of the Company's Common Stock in that transaction as a result of his ownership of 50 percent of the ownership interests in PYR immediately prior to the transaction. PinOak, a company of which Mr. Suydam is the President and whose sole shareholder is Mr. Suydam's wife, received 1,300,000 shares of the Company's Common Stock in that transaction as a result of PinOak's ownership of 32.5 percent of the ownership interests in PYR immediately prior to the transaction. In connection with that transaction, the Company agreed to appoint each of Messrs. Singdahlsen, Carney and Barnett to constitute all the directors of PYR's Board Of Directors.

Dated:  August 19, 1997                      MAR VENTURES INC.

                                             By: /s/  D. SCOTT SINGDAHLSEN
                                                --------------------------------
                                             D. Scott Singdahlsen, President



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


                                  Exhibit Index

Exhibit
Number                       Description
------                       -----------

99.1 The press release of the Registrant dated August 7, 1997 is incorporated by reference to the Registrant's report on Form 8-K filed with the Securities and Exchange Commission on August 12, 1997.




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